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                       SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549

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                                 Schedule 14D-9


                      Solicitation/Recommendation Statement

                       Pursuant to Section 14(d)(4) of the

                         Securities Exchange Act of 1934


                      Fox Strategic Housing Income Partners
                            (Name of Subject Company)


                      Fox Strategic Housing Income Partners
                        (Name of Person Filing Statement)

                      Units of Limited Partnership Interest
                         (Title of Class of Securities)

                                      None
                      -------------------------------------
                      (CUSIP Number of Class of Securities)


                                  Patrick Foye
                       Fox Capital Management Corporation
                                55 Beattie Place
                        Greenville, South Carolina 29602
                                 (864) 239-1000

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications
                  on Behalf of the Person(s) filing Statement)

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1.   Security and Subject Company

     The name of the subject company is Fox Strategic Housing Income Partners, a California limited partnership (the "Partnership"), and the address of the principal executive offices of the Partnership is 55 Beattie Place, Greenville, South Carolina 29602. The title of the class of equity securities to which this statement relates is limited partnership units ("Units") of the Partnership.

2.   Tender Offer of the Bidder

     This Statement relates to the tender offer of AIMCO Properties, L.P. (the "Purchaser"), to purchase up to 11,750 Units at a purchase price of $200 per Unit, less the amount of any distributions declared or made with respect to the Units from and after April 30, 1999 until payment for such Units, pursuant to the terms and conditions of an Offer to Purchase dated April 30, 1999, and the related Letter of Transmittal (together, the "Offer"). The Offer is being made pursuant to a tender offer statement on Schedule 14D-1 dated April 30, 1999.

     The address of the Purchaser's executive offices is 1873 S. Bellaire Street, 17th Floor, Denver, Colorado 80222.

3.   Identity and Background

     (a) The name and business address of the Partnership, which is the person filing this Statement, are set forth in Item 1 above.

     (b) The Partnership's general partner is Fox Partners VIII, a California general partnership (the "General Partner"), the general partners of which are Fox Capital Management Corporation, a California corporation, and Fox Realty Investors, a California limited partnership. The General Partner and the Purchaser are each controlled by Apartment Management and Investment Company ("AIMCO"), a Maryland real estate investment trust and a co-bidder in the Offer.

     Certain Relationships. The Purchaser and its affiliates own 4,132 Units, representing approximately 15.83% of the total number of Units. The Partnership's Agreement of Limited Partnership provides for certain payments to affiliates for services and as reimbursement of certain expenses incurred by affiliates on behalf of the Partnership. During the years ended December 31, 1998, 1997 and 1996, affiliates of the General Partner (which are also affiliates of the Purchaser) were entitled to receive 5% of gross receipts from all of the Partnership's residential properties for providing property management services. The Partnership paid to such affiliates $158,000, $153,000 and $150,000 for the years ended December 31, 1998, 1997 and 1996, respectively. In addition, an affiliate of the General Partner (which is also an affiliate of the Purchaser) received reimbursement of accountable administrative expenses amounting to approximately $61,000, $74,000 and $161,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

4.   The Solicitation or Recommendation

     Because of the conflict of interest inherent in the fact that the General Partner is, as described above, an affiliate of the Purchaser, the Partnership is making no recommendation and is remaining neutral as to whether limited partners should tender their Units pursuant to the Offer.

5.   Persons Retained, Employed or to be Compensated

     Neither the Partnership nor any person acting on its behalf has or currently intends to employ, retain or compensate any person or class of persons to make solicitations or recommendations to limited partners on its behalf concerning the Offer.

6.   Certain Negotiations and Transactions by the Subject Company

     (a) No acquisitions of Units were made in the past 60 days by the Purchaser or AIMCO.

     (b) The 4,132 Units held by affiliates of the General Partner will not be tendered to the Purchaser pursuant to the Offer.

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7.   Certain Negotiations and Transactions with the Subject Company.

     (a)(1) None

     (a)(2) None

     (a)(3) The Purchaser is an affiliate of the General Partner.

     (a)(4) None

     (b)    None

8.   Additional Information to be Furnished

     None.

9.   Material to be Filed as Exhibits

     The following Exhibits are filed herewith:

     Exhibit (a) - Letter to Limited Partners from the Partnership dated April 30, 1999.

     Exhibit (b) - None

     Exhibit (c) - None


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

                                      FOX STRATEGIC HOUSING INCOME PARTNERS

                                      By: Fox Partners VIII
                                          General Partner

                                          By: Fox Capital Management Corporation
                                              Managing General Partner

                                          By: /s/ Patrick Foye
                                              ----------------------------------
                                              Executive Vice President


                                      Date: April 30, 1999